

October 6, 2010

Sujal Patel
Chief Executive Officer
Isilon Systems, Inc.
3101 Western Ave
Seattle, WA 98121

> **Re: Isilon Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 5, 2010**
> **File No. 001-33196**

Dear Mr. Patel:

    We have reviewed your response letter dated September 22, 2010 and have the following comment.

Item 11. Executive Compensation (incorporated by reference to Definitive Proxy Statement on Schedule 14A)

Compensation Discussion and Analysis

2009 Executive Compensation Overview and Expectations for 2010

Performance-Based Incentive Compensation, page 32

1.   We note your response to prior comment 1 and are unable to concur with your position that your disclosure of the goals reasonably threatens competitive harm. Where targets are tied to company-wide financial results that are publicly reported, such as your annual revenue and non-GAAP operating income, companies should plan to disclose these kinds of performance targets if material to their compensation policies and decisions. We note your statement that disclosure of performance goals would inform your competitors of specific goals/expectations for your business, financial and operational strategies, but it is unclear how providing historical performance targets would provide specific insight into your plans for "growth, investment in research and development, potential geographic expansion and allocation of resources, such as investment in new sales personnel." Further, it is unclear how historical performance targets could be used to extrapolate "specific stretch goals related to top line and bottom line metrics."

    In your next response, please provide support for the conclusion that disclosure of goals for a completed financial period reasonably threatens competitive financial harm or disclose your goals for fiscal 2009.

Please address all questions to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3456.

Sincerely,

Matthew Crispino
Staff Attorney